SHULMAN ROGERS GANDAL PORDY & ECKER, P.A.

Lawrence A. Shulman
Donald R. Rogers
Karl L. Ecker†
David A. Pordy+
David D. Freishtat
Martin P. Schaffer
Christopher C. Roberts
Jeffrey A. Shane
Edward M. Hanson, Jr.
David M. Kochanski
James M. Kefauver
Robert B. Canter
Daniel S. Krakower
Kevin P. Kennedy
Alan B. Sternstein
Nancy P. Regelin
Samuel M. Spiritos+
Martin Levine
Worthington H. Talcott, Jr.+
Fred S. Sommer
Morton A. Faller
Alan S. Tilles
James M. Hoffman
Michael V. Nakamura
Jay M. Eisenberg+
Douglas K. Hirsch
Ross D. Cooper
Glenn C. Etelson
Karl J. Protil, Jr.+
Timothy Dugan+
Kim Viti Fiorentino
Sean P. Sherman+
Rebecca Oshoway
Ashley Joel Gardner
Michael J. Froehlich
William C. Davis, III
Paul A. Bellegarde+
Patrick M. Martyn
Elizabeth A. White
Sandy David Baron
Christine M. Sorge
Michael L. Kabik
Gregory D. Grant+
Jeffrey W. Rubin
Stephen G. Janoski
Simon M. Nadler
Karl W. Means
Debra S. Friedman•
Matthew M. Moore+
Daniel H. Handman
Robert S. Tanner
Eric J. von Vorys
Michelle R. Curtis•
Gary I. Horowitz∘
Jason M. Kerben
Mark S. Guberman
Cara A. Frye•
Sarit Keinan
Heather L. Howard•
Stephen A. Metz
Jude E. Wikramanayake

Of Counsel
Larry N. Gandal
Leonard R. Goldstein
Richard P. Meyer∘
William Robert King
Larry A. Gordon•
David E. Weisman
Lawrence Eisenberg
Deborah L. Moran
Michelle L. Lazerow▪
William F. Askinazi
Karen M. Doherty+

Maryland and D.C. except as noted:
· also
d only
ly
practice only


03024526

Writer's Direct Dial Number:
301-230-5208
croberts@srgpe.com

July 7, 2003

SUPPL

03 JUL 15 AM 7:21

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
File No. – Not yet provided by SEC
Our File No. 018-031-00222

82-34672

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

July 3, 2003	Director Shareholding – Long Term Incentive Plan – 2000 Awards to RA Lawson, JL Hewitt, I Mason and RB Butler

The Company understands that pursuant to Rule 12g3-2(b) the information and document furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and document constitutes an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL, PORDY & ECKER, P.A.

By: [signature]
Christopher C. Roberts

PROCESSED
JUL 17 2003
THOMSON FINANCIAL

7/15

Enclosure
cc: Chloe Cox, Senior Company Secretarial Assistant (w/o enc.)
T:072003
18031915-19.doc

REG-Electrocomponents Director Shareholding

RNS Number:1409N
Electrocomponents PLC
03 July 2003

Long Term Incentive Plan (the " Plan") - 2000 Awards

Electrocomponents announces the following:

In July 2000, the Remuneration Committee recommended to the Trustee of the Electrocomponents Employee Trust that conditional awards of Electrocomponents 10p ordinary shares ("Shares") be made under the Plan to Mr R. A. Lawson (Chairman), Mr J. L. Hewitt, (Deputy Chairman and Group Finance Director), Mr I. Mason (Group Chief Executive) and Mr R. B. Butler (Chief Process Officer).

On 2 July 2003, the Remuneration Committee confirmed that in accordance with the terms of the Performance Target set for the Awards granted in July 2000, they have recommended to the Trustee that all the original awards lapse. Following this recommendation the Trustee has confirmed that the awards have lapsed, thereby terminating the interest of the above Directors in the shares to which the awards related.

Mr Lawson has an interest in 403,374 Shares, Mr Hewitt has an interest in 75,382 Shares, Mr Mason has an interest in 37,349 Shares and Mr Butler has an interest in 38,349 Shares, together representing less than 0.1% of the issued share capital of the Company.

In addition, as the Trust is a discretionary trust, each of the directors is, together with other employees of the Company and its subsidiaries, a beneficiary of the Trust and therefore interested in all of the shares in the Trust. As at 3 July 2003, there were 308,416 shares in the Trust.

CARMELINA CARFORA

GROUP COMPANY SECRETARY

3 July 2003